Exhibit 16.1


February 28, 2005
Securities and Exchange Commission
450 West Fifth Street N.W.
Washington DC 20549


We have read Item 4.01 on Form 8-K dated February 23, 2005 of Scores Holding Company, Inc. and are in agreement with the statements contained in the first, second, third and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.


Yours truly,

/s/ Radin, Glass & Co., LLP

Certified Public Accountants